Filed pursuant to Rule 433
October 5, 2006

Relating to
Preliminary Prospectus Supplement dated October 2, 2006 to
Prospectus dated January 25, 2006
Registration Statement Nos. 333-131266 and 333-131266-04

Morgan Stanley Capital Trust VII
6.60% Capital Securities
guaranteed by

Issuer:	Morgan Stanley Capital Trust VII
Guarantor of the Capital Securities and Issuer of the Junior Subordinated Debentures to be Purchased by the Issuer:	Morgan Stanley
Designation of the Series of Capital Securities:	6.60% Capital Securities
CUSIP:	61750K208
Aggregate Number of Firm Capital Securities:	40,000,000
Aggregate Number of Capital Securities (if Underwriters’ over-allotment option is exercised in full):	46,000,000
Aggregate Liquidation Amount of Firm Capital Securities:	$1,000,000,000
Aggregate Liquidation Amount of Capital Securities (if Underwriters’ over-allotment option is exercised in full):	$1,150,000,000
Liquidation Amount per Capital Security:	$25
Aggregate Principal Amount of Firm Junior Subordinated Debentures to be Purchased by the Issuer underlying Capital Securities:	1,000,000,000
Aggregate Principal Amount of Junior Subordinated Debentures to be Purchased by the Issuer underlying Capital Securities (if Underwriters’ over-allotment option is exercised in full):	$1,150,000,000
Purchase Price:	$25 per Capital Security, plus accumulated distributions, if any, from October 12, 2006 to the date of payment and delivery
Issue Price (Price to Public):	$25
Proceeds to Issuer (assuming no exercise of over-allotment option):	$1,000,000,000
Net Proceeds to Guarantor (assuming no exercise of over-allotment option):	$968,500,000
Form:	Book-entry only (DTC)
Scheduled Redemption Date:	January 15, 2046

Mandatory Redemption Date of Capital Securities and Final Maturity Date of Junior Subordinated Debentures:	October 15, 2066
Trade Date:	October 5, 2006
Original Issue Date (Settlement):	October 12, 2006
Accrual Date for Distributions on Capital Securities and Interest on Junior Subordinated Debentures:	October 12, 2006
Annual Distribution Rate of the Capital Securities:	6.60% of the Liquidation Amount ($1.65 per Capital Security)
Annual Interest Rate on the Junior Subordinated Debentures:	6.60%
Deferral Provisions:
Interest on the Junior Subordinated Debentures and distributions on the Capital Securities will be deferrable as described in the Preliminary Prospectus Supplement dated October 2, 2006 relating to the offering of the Capital Securities (the “Preliminary Prospectus Supplement”)

Supplemental Information Concerning Deferral Provisions:

In connection with an optional deferral period that lasts longer than one year, unless required to do so by any applicable regulatory authority and subject to the exceptions listed in “Description of Junior Subordinated Debentures — Restrictions on Certain Payments During Optional Deferral Periods” in the Preliminary Prospectus Supplement, Morgan Stanley will covenant not to repurchase any of its common stock for a one-year period following the payment of all deferred interest on the Junior Subordinated Debentures pursuant to the alternative payment mechanism

Annual Rate at which Deferred Interest and Deferred Distributions will Accumulate:	6.60%
Distribution Payment Period:	Quarterly
Distribution Payment Dates:	Each January 15, April 15, July 15 and October 15, commencing January 15, 2007
Specified Currency:	U.S. Dollars
Denominations:	$25 and integral multiples thereof
Redemption of Junior Subordinated Debentures and Capital Securities:

The following information supplements and amends certain redemption information set forth in the Preliminary Prospectus Supplement. To the extent that the information set forth herein is inconsistent with the information set forth in the Preliminary Prospectus Supplement, the information set forth herein shall govern.

When Morgan Stanley repays or redeems the Junior Subordinated Debentures, whether at the Scheduled Redemption Date, the Final Maturity Date or upon earlier redemption, the property trustee will apply the proceeds from the repayment or redemption to redeem Capital Securities and common securities having an aggregate liquidation amount equal to that portion of the principal amount of Junior Subordinated Debentures being repaid or redeemed.

Subject to obtaining any then required regulatory approval, Morgan Stanley may redeem the Junior Subordinated Debentures: (a) on or after October 15, 2011, in whole or in part, on one or more occasions, at any time; (b) before October 15, 2011, in whole only, if adverse changes in tax or investment company law occur and are continuing; and (c) before October 15, 2011, in whole or in part, upon adverse changes in the policies or rules and regulations relating to capital treatment of the Securities and Exchange Commission or of any applicable regulatory body or governmental authority, in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of such redemption.

In addition, subject to obtaining any then required regulatory approval, Morgan Stanley may redeem the Junior Subordinated Debentures at the early redemption price (defined below) on any date (such date, the “early redemption date”) before October 15, 2011, in whole or in part, upon a change by any nationally recognized statistical rating organization (as described in the Preliminary Prospectus Supplement) that currently publishes a rating for Morgan Stanley (a “rating agency”) in the equity credit criteria for securities such as the Capital Securities or the Junior Subordinated Debentures resulting in a lower equity credit to Morgan Stanley than the equity credit assigned by such rating agency to the Capital Securities or the Junior Subordinated Debentures at their issue date (such right to redeem, the “rating agency call”).

“Early redemption price” means, with respect to any Junior Subordinated Debentures to be redeemed in accordance with the rating agency call, the greater of (1) 100% of the principal amount of the Junior Subordinated Debentures to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal (discounted from October 15, 2011) and interest that would have been payable to and including October 15, 2011 (discounted from their respective interest payment dates) on the Junior Subordinated Debentures to be redeemed (not including any portion of such payments of interest accrued to the early redemption date) to the early redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, as calculated by the premium calculation agent; plus, in either case (1) or (2), accrued and unpaid interest on the principal amount being redeemed to the early redemption date.

“Treasury rate” means, with respect to any date of redemption, the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated H.15(519) or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption Treasury Constant Maturities, for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such date of redemption.

The treasury rate will be calculated on the third business day preceding the early redemption date.

“Premium calculation agent” means Morgan Stanley & Co. Incorporated, or if that firm is unwilling or unable to select the comparable treasury issue, an investment banking institution of national standing appointed by the trustee after consultation with Morgan Stanley.

“Comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the term remaining from the early redemption date to October 15, 2011 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable term.

“Comparable treasury price” means, with respect to an early redemption date (1) the average of five reference treasury dealer quotations for such early redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the premium calculation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“Reference treasury dealer” means (1) Morgan Stanley & Co. Incorporated and its successors, provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”) Morgan Stanley will substitute therefor another primary treasury dealer and (2) any other primary treasury dealers selected by the premium calculation agent after consultation with Morgan Stanley.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any early redemption date, the average, as determined by the premium calculation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the premium calculation agent at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Because Morgan Stanley & Co. Incorporated is Morgan Stanley’s affiliate, the economic interests of Morgan Stanley & Co. Incorporated may be adverse to the interests of the holders of the Capital Securities, including with respect to certain determinations and judgments that it must make as premium calculation agent in the event Morgan Stanley redeems the Junior Subordinated Debentures pursuant to the rating agency call. Morgan Stanley & Co. Incorporated is obligated to carry out its duties and functions as premium calculation agent in good faith and using its reasonable judgment.

Morgan Stanley will notify the Issuer of the redemption price promptly after the calculation thereof and the Issuer will have no responsibility for calculating the redemption price.

Sole Structuring Agent and Sole Bookrunner:	Morgan Stanley & Co. Incorporated
Senior Co-Managers:	Citigroup Global Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC
Junior Co-Managers:	A.G. Edwards & Sons, Inc., RBC Dain Raucher Inc., HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

Preliminary Prospectus Supplement Dated October 2, 2006

Prospectus Dated January 25, 2006